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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                         MAFCO CONSOLIDATED GROUP INC.
                                (NAME OF ISSUER)

                            ------------------------

                         MAFCO CONSOLIDATED GROUP INC.
                        MAFCO CONSOLIDATED HOLDINGS INC.
                              MCG ACQUISITION INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  559025 10 1
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                            ------------------------

                               BARRY F. SCHWARTZ
                            EXECUTIVE VICE PRESIDENT
                         MAFCO CONSOLIDATED GROUP INC.
                        MAFCO CONSOLIDATED HOLDINGS INC.
                              MCG ACQUISITION INC.
                              35 EAST 62ND STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 572-8600
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                with a copy to:

                              ALAN C. MYERS, ESQ.

                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

     This statement is filed in connection with (check the appropriate box):

(a)         /x/  The filing of solicitation materials or an information statement subject to Regulation 14A,
                 Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)         / /  The filing of a registration statement under the Securities Act of 1933.
(c)         / /  A tender offer.
(d)         / /  None of the above.

     Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                           CALCULATION OF FILING FEE


              TRANSACTION                             AMOUNT OF
               VALUATION*                            FILING FEE**

            $115,896,198.00                          $23,179.24


  * For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,459,588 shares of Common Stock, par value $.01 per share, of Mafco Consolidated Group Inc. at $33.50 net per share in cash.

 ** The amount of the filing fee, calculated in accordance with Rule 0-ll(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered for such number of shares.

/x/ Check box if any part of the fee is offset by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,179.24                Filing Parties: Mafco Consolidated Group Inc.

Form or Registration No.: Schedule 14C            Date Filed: April 1, 1997

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                                  INTRODUCTION

     This Rule 13E-3 Transaction Statement (the 'Statement') relates to the proposed merger (the 'Merger') of Mafco Consolidated Group Inc., a Delaware corporation (the 'Company'), with and into MCG Acquisition Inc., a Delaware corporation (the 'Purchaser'). The Purchaser is a wholly owned subsidiary of Mafco Consolidated Holdings Inc., a Delaware corporation ('Parent'), which owns approximately 85% of the outstanding common stock, par value $.01 per share (the 'Common Stock'), of the Company.

     If the Merger is consummated, each share of Common Stock (collectively, the 'Shares') outstanding immediately prior to the time when the Merger becomes effective (which will occur at the date and time a Certificate of Merger is filed with the Secretary of State of the State of Delaware or such later time as is specified in such certificate), other than Shares as to which dissenters' rights of appraisal have been duly asserted and perfected under the Delaware General Corporation Law and Shares held by the Company, Parent, the Purchaser or any other subsidiary of Parent (which will be cancelled), will be converted into the right to receive $33.50 in cash, subject to upward adjustment, without interest, all as more fully described in the Information Statement referred to herein.

     This Statement is being filed jointly by the Company, Parent and the Purchaser. By filing this Schedule 13e-3, none of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Merger or the other transactions contemplated by the Agreement and Plan of Merger, dated as of February 20, 1997, by and among the Company, Parent and the Purchaser.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary information statement (the 'Information Statement'), filed today with the Securities and Exchange Commission, of the information required to be included in response to the items of this Statement. A copy of the Information Statement, including all exhibits and annexes thereto, is attached hereto as exhibit (d)(l) and is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement.

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                             CROSS-REFERENCE SHEET

                 ITEM IN SCHEDULE 13E-3                                    INFORMATION STATEMENT
--------------------------------------------------------  --------------------------------------------------------
Item l(a)...............................................  Front Cover Page of the Information Statement; CERTAIN
                                                            INFORMATION CONCERNING THE COMPANY--The Company

Item l(b)...............................................  INTRODUCTION

Item 1(c)...............................................  MARKET PRICES AND DIVIDENDS--Market Prices

Item 1(d)...............................................  MARKET PRICES AND DIVIDENDS--Dividends

Item 1(e)...............................................                             *

Item 1(f)...............................................  CERTAIN INFORMATION CONCERNING THE COMPANY--The Company

Item 2(a)-(d); (g)......................................  INTRODUCTION; CERTAIN INFORMATION CONCERNING THE
                                                            COMPANY; CERTAIN INFORMATION CONCERNING PARENT AND THE
                                                            PURCHASER; CERTAIN RELATIONSHIPS AND RELATED
                                                            TRANSACTIONS--Relationship with Mafco Holdings

Item 2(e)-(f)...........................................                             *

Item 3(a)(1)............................................  SPECIAL FACTORS--Interests of Certain Persons in the
                                                            Merger; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Item 3(a)(2), (b).......................................  SPECIAL FACTORS--Background of the Merger; THE MERGER
                                                            AGREEMENT; CERTAIN INFORMATION CONCERNING THE COMPANY

Item 4..................................................  INTRODUCTION; SUMMARY; SPECIAL FACTORS--Certain Effects
                                                            of the Merger; --Interests of Certain Persons in the
                                                            Merger; SOURCE AND AMOUNT OF FUNDS; THE MERGER
                                                            AGREEMENT;

Item 5..................................................  SPECIAL FACTORS--Purpose and Structure of the Merger; --Certain Effects
                                                            of the Merger;--Plans for the Company After the Merger; CERTAIN
                                                            INFORMATION CONCERNING PARENT AND THE PURCHASER--Directors and
                                                            Executive Officers

Item 6(a),(b)...........................................  SOURCE AND AMOUNTS OF FUNDS; FEES AND EXPENSES

Item 6(c), (d)..........................................                             *

Item 7(a)-(c)...........................................  SPECIAL FACTORS --Background of the
                                                            Merger;--Determinations of the Special Committee and
                                                            the Board; Fairness of the Merger;--Purpose and
                                                            Structure of the Merger; -- Plans for the Company After
                                                            the Merger


Item 7(d)...............................................  SPECIAL FACTORS--Purpose and Structure of the
                                                            Merger;--Certain Effects of the Merger;--Plans for the
                                                            Company After the Merger; --Interests of Certain
                                                            Persons in the Merger;--Accounting Treatment of the
                                                            Merger;--Certain Federal Income Tax Consequences;
                                                            STOCKHOLDERS' RIGHTS OF APPRAISAL; CERTAIN INFORMATION
                                                            CONCERNING PARENT AND THE PURCHASER--Directors and
                                                            Executive Officers

                 ITEM IN SCHEDULE 13E-3                                    INFORMATION STATEMENT
--------------------------------------------------------  --------------------------------------------------------
Item 8(a)-(e)...........................................  INTRODUCTION; SPECIAL FACTORS--Background of the
                                                            Merger;--Determinations of the Special Committee and
                                                            the Board; Fairness of the Merger;--Financial
                                                            Advisors; Fairness Opinion;--Position of Parent and
                                                            the Purchaser;--Purpose and Structure of the Merger;
                                                            Annex B

Item 8(f)...............................................                             *

Item 9..................................................  INTRODUCTION; SPECIAL FACTORS--Background of the
                                                            Merger;--Determinations of the Special Committee and
                                                            the Board; Fairness of the Merger;--Financial
                                                            Advisors; Fairness Opinions; Annex B

Item 10.................................................  INTRODUCTION; SPECIAL FACTORS--Interests of Certain
                                                            Persons in the Merger; THE MERGER AGREEMENT--Payment
                                                            Under Stock Options; CERTAIN RELATIONSHIPS AND RELATED
                                                            TRANSACTIONS--Relationship with Mafco Holdings;--Option
                                                            Grant; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                                            AND MANAGEMENT

Item 11.................................................  INTRODUCTION; SPECIAL FACTORS--Interests of Certain
                                                            Persons in the Merger; THE MERGER AGREEMENT; CERTAIN
                                                            RELATIONSHIPS AND RELATED TRANSACTIONS

Item 12.................................................  INTRODUCTION; SPECIAL FACTORS--Background of the
                                                            Merger;--Determinations of the Special Committee and
                                                            the Board; Fairness of the Merger;--Position of Parent
                                                            and the Purchaser

Item 13(a)..............................................  STOCKHOLDERS' RIGHTS OF APPRAISAL; THE MERGER
                                                            AGREEMENT--Dissenters' Rights; Annex C

Item 13(b), (c).........................................                             *


Item 14(a)..............................................  SUMMARY--Selected Consolidated Financial Data

Item 14(b)..............................................                             *

Item 15(a)..............................................  SPECIAL FACTORS--Purpose and Structure of the
                                                            Merger;--Plans for the Company After the
                                                            Merger;--Interests of Certain Persons in the
                                                            Merger; SOURCE AND AMOUNT OF FUNDS; CERTAIN
                                                            INFORMATION CONCERNING PARENT AND THE
                                                            PURCHASER--Directors and Executive Officers; FEES AND
                                                            EXPENSES

Item 15(b)..............................................                             *

------------------
* Omitted because the answer is negative or the Item is not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth on the first page of the Information Statement and under 'CERTAIN INFORMATION CONCERNING THE COMPANY--The Company' in the Information Statement is incorporated herein by reference.

     (b) The information set forth under 'INTRODUCTION' in the Information Statement is incorporated herein by reference.

     (c) The information set forth under 'MARKET PRICES AND DIVIDENDS--Market Prices' in the Information Statement is incorporated herein by reference.

     (d) The information set forth under 'MARKET PRICES AND
DIVIDENDS--Dividends' in the Information Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth under 'CERTAIN INFORMATION CONCERNING THE COMPANY--The Company' in the Information Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Parent and the Purchaser. The information set forth under 'INTRODUCTION,' 'CERTAIN INFORMATION CONCERNING THE COMPANY,' 'CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER' and 'CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Relationship with Mafco Holdings' in the Information Statement is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Company, Parent, the Purchaser, nor, to the best of their knowledge, any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(l) The information set forth under 'SPECIAL FACTORS--Interests of Certain Persons in the Merger' and 'CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS' in the Information Statement is incorporated herein by reference.

     (a)(2), (b) The information set forth under 'SPECIAL FACTORS--Background of the Merger,' 'THE MERGER AGREEMENT' and 'CERTAIN INFORMATION CONCERNING THE COMPANY' in the Information Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.


     (a)-(b) The information set forth under 'INTRODUCTION,' 'SUMMARY,' 'SPECIAL FACTORS--Certain Effects of the Merger,' '--Interests of Certain Persons in the Merger,' 'SOURCE AND AMOUNT OF FUNDS' and 'THE MERGER AGREEMENT' in the Information Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth under 'SPECIAL FACTORS -- Purpose and Structure of the Merger,' '--Certain Effects of Merger,' '--Plans for the Company After the Merger' and 'CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER--Directors and Executive Officers' in the Information Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a),(b) The information set forth under 'SOURCE AND AMOUNT OF FUNDS' and 'FEES AND EXPENSES' in the Information Statement is incorporated herein by reference.

     (c), (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) The information set forth under 'SPECIAL FACTORS--Background of the Merger,' '--Determinations of the Special Committee and the Board; Fairness of the Merger,' '--Purpose and Structure of the Merger' and '--Plans for the Company After the Merger' in the Information Statement is incorporated herein by reference.

     (d) The information set forth under 'SPECIAL FACTORS--Purpose and Structure of the Merger,' '--Certain Effects of the Merger,' '--Plans for the Company After the Merger,' '--Interests of Certain Persons in the Merger,' '--Accounting Treatment of the Merger,' '--Certain Federal Income Tax Consequences,' 'STOCKHOLDERS' RIGHTS OF APPRAISAL' and 'CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER--Directors and Executive Officers' in the Information Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(e) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Background of the Merger,' '--Determinations of the Special Committee and the Board; Fairness of the Merger,' '--Financial Advisors; Fairness Opinion,' '--Position of Parent and the Purchaser' and '--Purpose and Structure of the Merger' in the Information Statement and Annex B thereto is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


     (a)-(c) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Background of the Merger,' '--Determinations of the Special Committee and the Board; Fairness of the Merger' and '--Financial Advisors; Fairness Opinions' in the Information Statement and Annex B thereto is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Interests of Certain Persons in the Merger,' 'THE MERGER
AGREEMENT--Payment Under Stock Options,' 'CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Relationship with Mafco Holdings,' '--Option Grant' and 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT' in the Information Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Interests of Certain Persons in the Merger,' 'THE MERGER AGREEMENT' and 'CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS' in the Information Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth under 'INTRODUCTION,' 'SPECIAL FACTORS--Background of the Merger,' '--Determinations of the Special Committee and the Board; Fairness of the Merger' and '--Position of Parent and the Purchaser' in the Information Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth under 'STOCKHOLDERS' RIGHTS OF APPRAISAL' and 'THE MERGER AGREEMENT--Dissenters' Rights' in the Information Statement and Annex C thereto is incorporated herein by reference.

     (b), (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth under 'SUMMARY--Selected Consolidated Financial Data' in the Information Statement and the information set forth on pages F-1 through F-34 of the Mafco Consolidated Group Inc. Annual Report on Form 10-K for the year ended December 31, 1996, filed as exhibit (g) hereto, are incorporated herein by reference. Exhibit (g) is expressly incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.


     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth under 'SPECIAL FACTORS--Purpose and Structure of the Merger,' '--Plans for the Company After the Merger,' '--Interests of Certain Persons in the Merger,' 'SOURCE AND AMOUNT OF FUNDS,' 'CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER--Directors and Executive Officers' and 'FEES AND EXPENSES' in the Information Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

     The information contained in the Information Statement is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a) Not applicable.

     (b)(1) Opinion of Morgan Stanley & Co., Incorporated (included as Annex B to the Information Statement filed as Exhibit (d)(1) hereto).

     (b)(2) Board presentation of Morgan Stanley & Co., Incorporated dated February 20, 1997.

     (c)(1) Agreement and Plan of Merger (included as Annex A to the Information Statement filed as Exhibit (d)(1) hereto).

     (c)(2) Registration Rights Agreement (incorporated by reference to Exhibit 2 to the Schedule 13D dated June 26, 1995 filed by Mafco Holdings Inc. and Mafco Consolidated Holdings Inc. in connection with the Common Stock).

     (d)(1) Information Statement and related Letter to Stockholders.

     (d)(2) Press Release dated January 21, 1997.

     (d)(3) Press Release dated January 30, 1997.

     (d)(4) Press Release dated February 21, 1997.

     (e) Section 262 of the DGCL (included as Annex C to the Information Statement filed as Exhibit (d)(1) hereto).

     (f) Not Applicable.

     (g) Pages F-1 through F-34 of the Mafco Consolidated Group Inc. Annual Report on Form 10-K for the year ended December 31, 1996.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: March 31, 1997                        MAFCO CONSOLIDATED GROUP INC.
                                             MAFCO CONSOLIDATED HOLDINGS INC.
                                             MCG ACQUISITION INC.

                                             By: /s/ Barry F. Schwartz
                                                 ----------------------------
                                             Name:   Barry F. Schwartz
                                             Title:  Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER   DESCRIPTION
--------  ------------------------------------------------------------------------------------------------
(a)        --   Not applicable

(b)(1)     --   Option of Morgan Stanley & Co., Incorporated (included as Annex B to the Information
                Statement filed as Exhibit (d)(1) hereto)

(b)(2)     --   Board presentation of Morgan Stanley & Co., Incorporated dated February 20, 1997

(c)(1)     --   Agreement and Plan of Merger (included as Annex A to the Information Statement filed as
                Exhibit (d)(1) hereto)

(c)(2)     --   Registration Rights Agreement (incorporated by reference to Exhibit 2 to the Schedule 13D dated June 26, 1995 filed by Mafco Holdings Inc. and Mafco Consolidated Holdings Inc. in
                connection with the Common Stock)

(d)(1)     --   Information Statement and related Letter to Stockholders

(d)(2)     --   Press Release dated January 21, 1997

(d)(3)     --   Press Release dated January 30, 1997

(d)(4)     --   Press Release dated February 21, 1997

(e)        --   Section 262 of the DGCL (included as Annex C to the Information Statement filed as Exhibit
                (d)(1) hereto)

(f)        --   Not Applicable

(g)        --   Pages F-1 through F-34 of the Mafco Consolidated Group Inc. Annual Report on Form 10-K for
                the year ended December 31, 1996